5-82484

07043492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 0 6 2007 161 SEC MAIL PROCESSING SECTION WASH. D.C.

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Wakodo Kabushiki Kaisha

(Names of Subject Company)

Wakodo Co., Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

Asahi Breweries, Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Asahi Breweries, Ltd.
Attn.: Hidetoshi Maeda
Chief Producer, Legal Dept.
7-1, Kyobashi 3-chome
Chuo-ku, Tokyo 104-8323
Japan
(phone number: 81-3-5608-5113)

PROCESSED
FEB 0 9 2007
THOMSON
FINANCIAL

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Page 1 of 5 pages

Exhibit Index is on p.2

TOKYO:33875.2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

page 5

Exhibit number	Description
1	English translation of a notice, dated February 6, 2007, of Asahi Breweries, Ltd. ("Asahi") and Wakodo Co., Ltd. ("Wakodo") regarding the making of Wakodo into a wholly-owned subsidiary of Asahi.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Asahi Breweries, Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Asahi Breweries, Ltd.

By: Hitoshi Ogita
Name: Hitoshi Ogita
Title: President & COO

Date: February 6, 2007

EXHIBIT 1

February 6, 2007

Asahi Breweries, Ltd.
Wakodo Co., Ltd.

Notice regarding the making of Wakodo Co., Ltd. into a wholly-owned subsidiary of Asahi Breweries, Ltd. by a share exchange

Asahi Breweries, Ltd. ("Asahi") and Wakodo Co., Ltd ("Wakodo") are pleased to announce that respective meetings of their Board of Directors today have resolved to conduct a share exchange (*Kabushiki Kokan*) between Asahi and Wakodo (the "Share Exchange") to make Wakodo a wholly-owned subsidiary of Asahi effective April 1, 2007.

1. Purpose of making Wakodo a wholly-owned subsidiary

Strengthening its competitive edge in the domestic alcoholic beverage business, Asahi has been promoting reform of its earning and business structures to accomplish further growth in the future by aggressively undertaking business investments. In particular, one of Asahi's most important tasks is to cultivate its food and pharmaceutical business as a third core business segment, in addition to the alcoholic beverage and soft drinks businesses.

Under this circumstance, Asahi and Wakodo agreed to make Wakodo a wholly-owned subsidiary of Asahi through an acquisition of all the remaining issued shares of Wakodo owned by Wakodo's minority shareholders in exchange for Asahi's shares, pursuant to a certain exchange ratio. Asahi and Wakodo believe that it is in the best interest of Wakodo's minority shareholders to provide an opportunity to exchange their shares for Asahi's shares, from the perspective of either immediately monetizing their investment or enjoying further future profit potential from synergies by keeping Asahi shares. Asahi also believes that a speedy and efficient Asahi group management can be achieved by making Wakodo a wholly-owned subsidiary of Asahi.

Asahi determined that bringing Wakodo into Asahi's Group would bolster the foundations of Asahi's food and healthcare business and generate significant synergy within the Asahi Group by utilizing mutual management resources, as Wakodo conducts infant and family-related businesses (such as baby food, powered milk and skin care products) as well as food related wholesale product business. Accordingly, Asahi conducted a tender offer of common stock of Wakodo which was commenced on April 25, 2006 and completed on May 15, 2006. Asahi held 90.97% of the total number of shares issued and 92.49% of Wakodo's voting rights as of December 31, 2006. Even though a delisting of Wakodo was not originally intended at the time of the tender offer, Wakodo is currently scheduled to be delisted from the second Section of the Tokyo Stock Exchange on March 27, 2007 due to the fact that Wakodo's shareholder distribution as of December 31, 2006 conflicted with the listing requirements of the Tokyo Stock Exchange.

Regarding the share exchange ratio, since the two companies are related parties (as stated above, Asahi currently holds 92.49% of the voting rights of Wakodo), each of Asahi and Wakodo requested independent third parties to present to Asahi and Wakodo, respectively, a professional analysis and an opinion regarding the calculation of the share exchange ratio in order to ensure the exchange ratio's fairness and appropriateness. Taking the analysis and opinion of independent third parties into consideration, Asahi and Wakodo discussed and agreed to the share exchange ratio mentioned below.

The Share Exchange will be effective April 1, 2007, where Wakodo will be a wholly-owned subsidiary of Asahi thereafter and shares of Wakodo is scheduled to be delisted from the Tokyo Stock Exchange on March 27, 2007 (the last trading day is scheduled to be March 26, 2007).

2. The Outline of the Share Exchange

(1) Schedule

February 6, 2007	Resolution on conducting the Share Exchange at the meetings of the Board of Directors (Asahi and Wakodo, respectively)

	Execution of the share exchange agreement
April 1, 2007	Effective date of the Share Exchange
May 18, 2007 (tentative)	Share distribution

Note 1. Pursuant to the provisions of Article 796-3 of the Corporate Law of Japan, Asahi will exchange shares through a simple share exchange without obtaining approval at a shareholders' meeting. Pursuant to the provisions of Article 784-1 of the Corporate Law of Japan, Wakodo will exchange shares through a summary share exchange without obtaining approval at a shareholders' meeting.

Note 2. Due to the Share Exchange, shares of Wakodo is scheduled to be delisted on March 27, 2007.

(2) Ratio of the Share Exchange

	Asahi (Parent)	Wakodo (wholly-owned subsidiary)
Ratio of the Share Exchange	1	2.9

Note 1. Share allotment ratio

2.9 shares of Asahi will be allotted in exchange for each 1 share of Wakodo; provided, however, that they will not be allotted to those Wakodo shares owned by Asahi.

Note 2. Treasury shares of Asahi will be applied and allotted for the Share Exchange and no new shares will be issued.

(3) Basis of Calculation of the Share Exchange Ratio

① Basis of Calculation and Background

In order to ensure the fairness and appropriateness of the share exchange ratio, Asahi and Wakodo each requested that Morgan Stanley Japan Securities Co., Ltd. ("Morgan Stanley") and Daiwa Securities SMBC Co., Ltd ("Daiwa SMBC") present their professional analysis and opinion regarding the share exchange ratio as an independent third party, respectively.

Morgan Stanley analyzed the value of Asahi shares based on a market price approach (applying the average closing price of Asahi shares for periods of one month, three months and six months, calculated retroactively from January 31, 2007 and the closing price of January 31, 2007). Morgan Stanley analyzed the value of Wakodo shares based on both a market price approach (applying the average closing price of Wakodo shares for the periods of one month, three months and six months, calculated retroactively from January 31, 2007 and the closing price of January 31, 2007) and a discounted cash flow approach (projected profits used in the discounted cash flow approach does not include significant increase or decrease in profits).

Taking both calculations into consideration, Morgan Stanley submitted its analysis and opinion regarding the share exchange ratio to Asahi. After review of Morgan Stanley's analysis and opinion, Asahi considered the share exchange ratio to be between 2.0 and 2.5 per Wakodo share according to the market price approach (2.0 according to the 1-month average, 2.2 according to the 3-month average, 2.5 according to the 6-month average and 2.1 according to the closing price of January 31, 2007) and between 2.4 and 4.6 per Wakodo share according to the discounted cash flow approach, based on Morgan Stanley's analysis and opinion and results of other analysis. Asahi also took into consideration other analytical methods including the comparable companies analysis.

On the other hand, Daiwa SMBC analyzed the value of Asahi and Wakodo based on a market price approach (applying the volume weighted average share price of periods of 1 month, 3 months and 6 months, calculated retroactively from January 31, 2007). For the purpose of verifying the share exchange ratio calculated by the market price approach mentioned above, Daiwa SMBC also analyzed the value of Wakodo shares based on the discounted cash flow approach. Wakodo considered the share exchange ratio to be between 2.0 and 3.3 per Wakodo share, based on Daiwa SMBC's analysis (2.0 according to the 1-month average, 2.2 according to the 3-month average and 3.3 according to the 6-month average).

Taking into consideration the tender offer price of the tender offer, Asahi and Wakodo concluded that the market price approach taken by the above independent third parties is the most appropriate and justifiable from the viewpoint that both shares are listed on the stock exchange, and after conducting due and careful consideration and discussion between the parties, Asahi and Wakodo determined the share exchange ratio and made resolutions accordingly at their meetings today of their respective Boards of Directors, and executed the share exchange agreement. The agreed share exchange ratio was decided within the analysis and opinion that Morgan Stanley presented to Asahi and within the analysis that Daiwa SMBC presented to Wakodo.

However, should any significant change occur affecting the conditions upon which the calculations are based, the parties may discuss and agree to change the above share exchange ratio.

②Relationship with the parties providing calculation services

Morgan Stanley and Daiwa SMBC were the financial advisors of Asahi and Wakodo, respectively, for the Tender Offer. Morgan Stanley is not a related party to Asahi. Daiwa SMBC is not a related party to Wakodo.

(4) Handling of Equity Warrants and Bonds with Warrants of the wholly-owned subsidiary

Wakodo does not have any outstanding equity warrants or bonds with warrants.

3. Outline of Companies as of December 31, 2006

(1) Corporate Name	Asahi Breweries, Ltd.	Wakodo Co., Ltd.
(2) Main area of Business	Alcoholic beverages, soft drinks, food and health care. Other business including restaurants, logistics and sales support operations.	Powder Milks, baby foods, vending machine foods, household foods, on-trade powdered milks, medicinal supplies, quasi drugs, cosmetics, sanitary goods and convenience goods
(3) Establishment Date	September 1, 1949	October 19, 1953
(4) Location	7-1, Kyobashi 3-chome, Chuo-ku, Tokyo	7-15, Kajicho 2-chome, Chiyoda-Ku, Tokyo
(5) Representative	Hitoshi Ogita, President and COO	Hisao Tominaga, President and Representative Director
(6) Capital	182,531 million yen	2,918 million yen
(7) Number of total shares issued	483,585,862 shares	5,939,586 shares
(8) Net Assets	449,270 million yen	15,019 million yen
(9) Total Assets	1,014,878 million yen	26,840 million yen
(10) Fiscal Year End	December 31	December 31
(11) Number of Employees	3,672	440
(12) Principal Customers	Kokubu & Co., Ltd. Itochu Shokuhin Co., Ltd. Nippon Shurui Hanbai Co, Ltd.	Pip Tokyo Co., Ltd. Pip Fujimoto Co., Ltd. Tanpei Nakata Co., Ltd
(13) Major shareholders	The Master Trust Bank of Japan, Ltd. (Trust Account) 4.9% Asahi Kasei Corporation 3.9% Japan Trustee Services Bank, Ltd. (Trust Account) 3.8%	Asahi Breweries, Ltd. 90.97% Wakodo Co., Ltd. (treasury stock) 1.09% Kazuya Kotani 0.30% Kazuo Hashimoto 0.21%
(14) Principal Bank	Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. The Sumitomo Trust & Banking Co., Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.

	The Norinchukin Bank	
(15) Relationship between the two parties (Notes 1 and 2)	Capital Relationship: Asahi holds 90.97% of Wakodo's shares outstanding and 92.49% of Wakodo's voting rights. Human relationship: At the annual shareholders' meeting dated June 28, 2006, Asahi Breweries appointed one (1) director and three (3) statutory auditors of Wakodo. Four(4) employees of Asahi have been seconded to Wakodo. Relationship of the related Parties: Wakodo is a consolidated subsidiary of Asahi Breweries.	

(16) Results for the most recent three years (Consolidated) (in millions of yen)

	Asahi			Wakodo		
Fiscal Year Ended	2004/12/31	2005/12/31	2006/12/31	2005/3/31	2006/3/31	2006/12/31
Sales Revenue	1,444,225	1,430,026	1,446,385	32,456	33,478	24,012
Operating Income	101,272	90,248	88,713	1,962	1,146	672
Ordinary Income	95,650	91,459	90,109	1,789	971	530
Net Income	30,595	39,870	44,775	1,158	516	254
Net Income per share (in yen)	62.52	82.22	94.02	380.62	83.27	43.24
Net asset per share (in yen)	860.66	951.12	1,012.77	5,188.35	2,680.32	2,630.91

Note 1. Wakodo revised its articles of incorporation to change the accounting period from March to December at the annual shareholders' meeting in June 2006.

Note 2. Wakodo conducted a one-to-two stock split on May 20, 2005. Net income per share and net asset per share adjusted for the stock split are 190.31 yen and 2,594.17 yen, respectively.

(17) Results for the most recent three years (Non-Consolidated) (in millions of yen)

	Asahi			Wakodo		
Fiscal Year Ended on	2004/12/31	2005/12/31	2006/12/31	2005/3/31	2006/3/31	2006/12/31
Sales Revenue	1,116,360	1,054,161	1,031,060	32,100	33,181	23,814
Operating Income	91,733	78,513	78,596	1,663	933	516
Ordinary Income	88,659	76,905	76,307	1,566	825	429
Net Income	28,196	35,498	38,902	1,049	432	195

Net Income per share (in yen)	57.80	73.41	81.69	343.55	69.03	33.33
Dividend per share (in yen)	15	17	19	85	50	37.5
Net asset per share (in yen)	831.88	907.02	954.48	5,088.68	2,615.84	2,556.56

Note 1. Wakodo revised its articles of incorporation to change the accounting period from March to December at the annual shareholders' meeting in June 2006.

Note 2. Wakodo conducted a one-to-two stock split on May 20, 2005. Net income per share and net asset per share adjusted for the stock split are 171.78 yen and 2,544.34 yen, respectively.

Note 3. The amount of dividend per share for the fiscal year ended December 31, 2006 mentioned above is subject to approval at the annual shareholders' meetings to be held in March 2007 for both Asahi and Wakodo.

4. Asahi's situation immediately after the effective date of the Share Exchange (Consolidated)

The Share exchange will cause no change in Asahi's corporate name, main area of business, location of registered headquarters, representative, capital and fiscal year. They will remain as follows:

(1) Corporate Name	Asahi Breweries, Ltd.
(2) Main area of Business	Alcoholic beverages, soft drinks, food and health care. Other business including restaurants, logistics and sales support operations.
(3) Location of registered HQ	7-1, Kyobashi 3-chome, Chuo-ku, Tokyo
(4) Representative	Hitoshi Ogita, President and COO
(5) Capital	182,531 million yen (As of December 31, 2007)
(6) Total Assets	1,288,501 million yen (As of December 31, 2007)
(7) Net Assets	509,774 million yen (As of December 31, 2007)
(8) Fiscal Year End	December 31

(9) Outline of Accounting Treatment

The Share Exchange will be treated as a purchase from minority shareholders of Wakodo. The difference of total investment cost and the price of net assets in the fair market value will be recognized as goodwill subject to amortization. Although the value of such goodwill is to be measured and determined, Asahi does not expect such value resulting from the Share Exchange to be material.

(10) Impact on the Earnings Forecast of Asahi

As a result of the tender offer described above, Wakodo became a consolidated subsidiary of Asahi from the six-month period ended June 30, 2006, and the Share Exchange will cause no material impact on

Asahi's 2007 results on either a consolidated or non-consolidated basis.

END